October 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Altra Industrial Motion Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

Form 8-K Furnished July 28, 2022

File No. 001-33209

Ladies and Gentlemen:

On behalf of Altra Industrial Motion Corp. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated October 24, 2022, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021, filed on February 28, 2022, and the Company’s Form 8-K, furnished July 28, 2022.

The comment letter requires that the Company respond within ten business days or inform the Staff when the Company will respond. As discussed with Melissa Kindelan, we hereby request an extension to respond by no later than November 21, 2022. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (781) 917-0534.

Sincerely,

/s/ Todd B. Patriacca

Todd B. Patriacca

Executive V.P., Chief Financial Officer and Treasurer

cc: Glenn Deegan, Chief Legal and Human Resources Officer